UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42952

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LTD

(Translation of registrant’s name into English)

55 Ayer Rajah Crescent #05-05

Singapore 139949

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On August 31, 2026, at 9:30 P.M., Singapore Time (August 31, 2026, at 9:30 A.M., Eastern Time), Phaos Technology Holdings (Cayman) Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) at its executive office at 55 Ayer Rajah Crescent, #05-05, Singapore 139949. Holders of 1,279,159 Class A Ordinary Shares, and 10,659,751 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary Meeting, representing a total voting power of approximately 67.49% of the total voting power represented by the 16,446,750 Class A and 15,125,251 Class B ordinary shares issued and outstanding as of the record date of July 8, 2026, and therefore constituting a quorum. All matters voted on at the Extraordinary Meeting were approved as recommended by the Board of Directors of the Company.

Extraordinary General Meeting of Shareholders

The final voting results for each matter submitted to a vote of shareholders at the Extraordinary Meeting are as follows:

		For	Against	Abstain
Proposal One:	As an ordinary resolution, to increase the Company’s authorized share capital from US$100,000 divided into 950,000,000 class A ordinary shares, par value US$0.0001 per share and 50,000,000 class B ordinary shares, par value US$0.0001 per share, to US$10,000,000,000 divided into 95,000,000,000,000 class A ordinary shares of a par value of US$0.0001 each and 5,000,000,000,000 class B ordinary shares of a par value of US$0.0001 each, by the creation of 94,999,050,000,000 class A ordinary shares of a par value of US$0.0001 each and 4,999,950,000,000 class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”)..	215,198,469	75,910	57
Proposal Two:	As an ordinary resolution, (a)to approve the consolidation of the Company’s every fifteen (15) issued and unissued class A ordinary shares of US$0.0001 each (the “Pre-Consolidation Class A Ordinary Shares”) into one (1) class A ordinary share of US$0.0015 each (the “Class A Ordinary Shares”) and every fifteen (15) issued and unissued class B ordinary shares of US$0.0001 each (the “Pre-Consolidation Class B Ordinary Shares”) into one (1) class B ordinary share of US$0.0015 each (the “Class B Ordinary Shares”, and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), with such consolidated Ordinary Shares ranking pari passu in all respects with each other (the “Share Consolidation”), such that following the Share Consolidation the authorized share capital of the Company shall become US$10,000,000,000 divided into 6,333,333,333,333 Class A Ordinary Shares of US$0.0015 par value each and 333,333,333,334 Class B Ordinary Shares of US$0.0015 par value each; (b) to authorize the board of directors (the “Board”) to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares; and (c) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation.	215,201,466	72,969	1
Proposal Three:

As a special resolution, to adopt the third amended and restated memorandum and articles of association of the Company, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 12, 2026, in substitution for, and to the exclusion of, the Company’s current second amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution (the “Adoption of the Amended and Restated Memorandum and Articles”), in order to:

(i) provide for (A) the conversion right of Class B Ordinary Shares into Class A Ordinary Shares; (B) an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, against the Company and (C) the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously, and

(ii) subject to Proposal One and Proposal Two being passed, to reflect the Share Capital Increase and the Share Consolidation.

		215,182,098	92,336	2
Proposal Four	As an ordinary resolution, to approve the allotment and issuance of 2,900,000 Pre-Consolidation Class B Ordinary Shares to Hong Loon Gan (the “Share Issuance”).	215,153,169	121,266	1
Proposal Five

As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Share Consolidation, the Adoption of the Amended and Restated Memorandum and Articles, and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

		215,201,468	72,967	1
Proposal Six	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five (the “Adjournment”).	215,182,096	92,340	0

On September 4, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) issued a press release dated September 4, 2026, announcing the results from its Extraordinary General Meeting held on August 31, 2026.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association
99.1	Press Release dated September 4, 2026, titled “Phaos Technology Holdings (Cayman) Limited Announces Results Of Extraordinary General Meeting”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2026	Phaos Technology Holdings (Cayman) Limited

	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Director, Chief Financial Officer, and Interim Chief Executive Officer

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